UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pivotal Software, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

72582H107

(CUSIP Number)

Robert L. Potts

Senior Vice President – Corporate, Finance & Securities Counsel

Dell Technologies Inc.

One Dell Way

Round Rock, TX 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

William R. Dougherty

Atif Azher

Naveed Anwar

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

December 30, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72582H107	Page 2 of 8 Pages

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 72582H107	Page 3 of 8 Pages

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 72582H107	Page 4 of 8 Pages

1	Names of reporting persons EMC Equity Assets LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 72582H107	Page 5 of 8 Pages

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) IN

Page 6 of 8 Pages

EXPLANATORY NOTE

This Amendment No. 1 amends the statement on Schedule 13D originally filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation, EMC Equity Assets LLC (“EMC Sub”) and Michael S. Dell as Reporting Persons on August 30, 2019 (the “Schedule 13D”) with respect to the Class A Common Stock of Pivotal Software, Inc. (“Pivotal” or the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment No. 1 represents the final amendment to Schedule 13D and constitutes an exit filing for the Reporting Persons, as the Reporting Persons no longer beneficially own any shares of Class A Common Stock of Pivotal.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On December 30, 2019, pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, VMware, Inc. (“VMware”) and Raven Transaction Sub, Inc., a Delaware corporation and wholly-owned subsidiary of VMware (“Merger Sub”), Merger Sub merged with and into the Issuer (the “Merger”). The Issuer was the surviving corporation in the Merger and, as a result, became a wholly-owned subsidiary of VMware at the effective time of the Merger.

At the effective time of the Merger, pursuant to the Merger Agreement, (i) each outstanding share of Class A Common Stock of Pivotal (other than (a) shares held by any of Pivotal’s stockholders who have properly exercised and perfected their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”) and (b) shares held in the treasury of Pivotal or owned, directly or indirectly, by Dell Technologies Inc., EMC Equity Assets LLC, VMW Holdco LLC, VMware or Merger Sub immediately prior to the effective time) was cancelled, ceased to exist and automatically converted into the right to receive $15.00 in cash and (ii) each outstanding share of Class B Common Stock of Pivotal (other than shares of the Class B Common Stock of Pivotal held directly or indirectly by VMware or its subsidiaries) was cancelled, ceased to exist and converted into the right to receive 0.0550 shares of Class B Common Stock of VMware in exchange for each share of Class B Common Stock of Pivotal. As a result, EMC Sub, a wholly-owned subsidiary of Dell Technologies, exchanged its 131,306,110 shares of Class B Common Stock of Pivotal for 7,221,836 shares of Class B common stock of VMware. The 44,208,162 shares of Class B Common Stock of Pivotal previously held directly by VMware were canceled for no consideration and ceased to exist.

As a result of the Merger, the Reporting Persons ceased to beneficially own any shares of Class A Common Stock of Pivotal.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date hereof, the Reporting Persons do not beneficially own any shares of Class A Common Stock of Pivotal.

(c) The response set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference and is qualified in its entirety by reference to the Merger Agreement. Except as described herein, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person listed in Annex A filed as an attachment to the originally filed Schedule 13D, has effected any transaction involving the Class A Common Stock of Pivotal during the last 60 days from the date hereof.

Page 7 of 8 Pages

(d) Not applicable.

(e) In connection with the closing of the transactions under the Merger Agreement, on December 30, 2019 the Reporting Persons ceased to beneficially own more than 5% of the Class A Common Stock of Pivotal.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2020

DELL TECHNOLOGIES INC.

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

EMC EQUITY ASSETS LLC

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

MICHAEL S. DELL

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Attorney-in-Fact